                           Filed by Vertex Pharmaceuticals Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number : 000-22669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Vertex Pharmaceuticals Incorporated and Aurora Biosciences Corporation. While the management of Vertex and Aurora make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: the expected goals of Vertex of (i) growing its business and serving its markets while staying on path to profitability, (ii) bringing important drugs to market independently and with partners, (iii) growing organically and by acquisition as it realizes its vision of being a global leader in drug discovery, (iv) communicating the values and attributes of the Vertex brand and (v) generating shareholder value; the expected strategic direction in Antivirals including (i) development of relationships with high prescribers and opinion leaders in HIV field, (ii) positioning Agenerase in the marketplace and (iii) preparing market for launch of new products; the expected start date of preclinical and clinical studies and the conclusion dates of these studies for Vertex's products in development as well as the expectation of achieving the capability of 2 to 3 NDAs by 2005-2010; the expectation of advancing drug candidates in the pipeline, selecting 5 or more new preclinical drug candidates, signing additional corporate alliances, expanding chemogenomics approach to at least one additional multi-target gene family, acquiring complementary capabilities, products and technologies and continuing to build intellectual property estate in 2001; the expectation that Vertex's chemogenomics strategy will accelerate drug discovery in gene families; the belief that the merger of Vertex and Aurora will (i) create a competitive advantage in product development, (ii) provide Vertex with access to leading biology capabilities in relevant gene families, (iii) provide Aurora immediate fulfillment of downstream goals of its Big Biology initiative and (iv) accelerate Vertex's entry into multiple gene families, including receptors and ion channels; the expected annual rate of new drug candidates; the belief that Vertex's partnership strategy will leverage productive drug discovery; the belief that Vertex products will be an integral part of pharma pipelines; the belief that safety and efficacy data support further clinical development of Merimempodib, that longer duration studies are required to demonstrate clinical benefit of Merimempodib and data will be presented at scientific meetings in the fall regarding Merimempodib; the belief that p38 MAP Kinase Inhibitors are a new class of orally deliverable drugs with potential to treat various diseases; the expected clinical pipeline goals for 2001; the expectation that greater than 10% of the approximate 500 Kinases in the humane genome will be viable drug targets and the belief that they will be developed in cancer; the belief that Gleevec is the picture of the future of cancer treatment; the belief that Vertex and Novartis will be successful in Kinase discovery and development, that Vertex is on track to deliver to Novartis and that large opportunities remain for committed players; the expectation of Vertex having 160+ scientists in 2001; and the expected estimate of the number of patients with various conditions.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, Vertex's or Aurora's inability to satisfy the conditions of the merger, the risk that Vertex's and Aurora's businesses will not be integrated successfully, the termination of existing Aurora pharmaceutical and biotechnology collaborations, the combined company's inability to further identify, develop and achieve commercial success for new products and technologies, risks associated with Aurora's new and uncertain technology, dependence upon pharmaceutical and biotechnology collaborations, the development of competing systems, the combined company's ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

                                    ***************************

THE FOLLOWING TEXT IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSIS, INVESTORS AND OTHERS ON MAY 31, 2001

              [GRAPHIC]

Vertex Pharmaceuticals Incorporated


                  Vertex Pharmaceuticals
                       Third Annual
                       Investor Day

                       May 31, 2001


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             [GRAPHIC]

Safe Harbor Statement


         Our Investor Day presentations contain forward-looking information pertaining to the ongoing discovery, development and
            commercialization of Vertex's products. The Company's actual results may differ materially from the results discussed in our forward-looking statements. Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger between Vertex and Aurora for a discussion of the risks that relate to such forward-looking statements and the merger and a discussion of the merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vertex and Aurora from the SEC at the SEC's web site at www.sec.gov. or from either of the companies. Vertex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vertex and Aurora. Information regarding such officers and directors is included in Vertex's proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 3, 2001.


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Vertex 2.0: A New Level of Value Creation


AFTERNOON AGENDA
Joshua Boger, Ph.D.                CHAIRMAN AND CEO

John Alam, M.D.                    SENIOR VICE PRESIDENT,
                                   DRUG EVALUATION AND APPROVAL
Robert Mashal, M.D.                PROGRAM EXECUTIVE

John Thomson, Ph.D.                VICE PRESIDENT, RESEARCH

Vicki Sato, Ph.D.                  PRESIDENT

Lynne Brum                         VICE PRESIDENT, CORPORATE
                                   COMMUNICATIONS AND MARKET
                                   DEVELOPMENT


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             [GRAPHIC]

Vertex Pharmaceuticals Incorporated




                          Building the
                     Vertex Pharmaceuticals
                             Brand

                   Lynne Brum, Vice President,
                  Corporate Communications and
                       Market Development

                          May 31, 2001

                              Investor Day 2001


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Vertex:  Goals of the Commercial Enterprise


 o To grow our business and serve our markets while staying on the path to profitability

 o To bring important drugs to the market independently and with partners

 o To grow organically and by acquisition as we realize our vision of being a global leader in drug discovery

 o      To communicate the values and attributes of the Vertex brand

 o      To generate shareholder value


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Agenerase(R): Vertex's First Product on the
Market

Agenerase Milestones:

o  1992: Reported 3D structure of HIV
   protease enzyme at Vertex

o  1994: Named preclinical candidate

o  1999: US accelerated approval

o  1999: Japan approval

o  2000: EU accelerated approval

o  2001: US full approval


Agenerase(R) is a
registered
trademark of
GlaxoSmithKline

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Partnership:  GlaxoSmithKline


Collaborative Area:            HIV Protease Inhibitors
Program Status:                Agenerase marketed worldwide
                               VX-175/908: 2002 NDA filing
Deal Value:                    $49 M: research support,
                               milestones
Commercial Terms:              GSK has development and
                               commercial rights worldwide
                               (ex-Far East)
Vertex's Commercial            Co-promotion/co-labeling
Participation:                 and manufacturing option


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Profile: Vertex HIV Clinical Research Liaison


Background:               Averages more than 9 years industry
                          experience
Role:                     Provides medical education programs
                          to health care professionals
Value:                    Leverages emerging clinical data to
                          drive awareness for Agenerase and VX
175/908
Partner Interface:        Works collaboratively with GSK
                          liaisons and sales specialists


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Vertex's Commercial Foundation



o HIV Franchise: Agenerase and
  VX-175/908
  - 12 Clinical research liaisons (US and EU)
o Complement to GSK promotional efforts
  - Protease inhibitor dedicated
  - "High Science" approach
  - Patient-focused ad campaigns
o Generate awareness and support for VX-175/908


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         [GRAPHIC]

Building Visibility

 HIV Clinical Research Liaison Coverage US and EU

         MORE THAN 75  HIV faculty
         MORE THAN 500 physicians reached
         MORE THAN 15 Phase IV clinical trials


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Vertex Clinical Research Liaisons:
Communicate the Value of the Vertex Brand


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Agenerase Worldwide Marketing


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Strategic Direction in Antivirals


 o Develop relationships with high prescribers and opinion leaders in HIV field

 o      Position Agenerase in the marketplace

 o      Prepare market for launch of VX-175/908

 o Effectively communicate Vertex messages and brand to medical community

       INFORMED DECISIONS RE: PRODUCT MESSAGING, PRICING AND MARKET
       STRATEGY


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Extending our Anti-Infectives Franchise

o IMPDH inhibitors for Hepatitis C
  - Merimempodib entering pivotal trials
  - US and EU commercial opportunity
o Hepatitis C protease inhibitors
  - Eli Lilly partnership
  - Preclinical start in 2001
  - Co-promotion opportunity
o Bacterial Gyrase inhibitors as antibiotics
  - Preclinical start in 2001
  - Focus on US hospital market


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Building an Anti-Inflammatory Franchise

 o IMPDH inhibitors for psoriasis - VX-148 entering Phase II in 2001 - US commercial opportunity, dermatologists

 o      p38 MAP kinase inhibitors for RA - VX-745 completing Phase II in 2001
        - US commercial opportunity, rheumatologists

 o      Caspase-1 (ICE) inhibitors for RA
        -    Aventis partnership
        -    VX-740 completing Phase II in 2002
        -    US commercial opportunity, rheumatologists


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            [GRAPHIC]

Commercial Markers of a Vertex Partnership


 o      High royalty structures

 o      Partner commits significant development resources

 o      Vertex retains

          -    Manufacturing rights

          -    Co-promotion/co-labeling rights

 o      Participation in R&D and commercial strategy

     GSK PARTNERSHIP PROVIDES A MODEL FOR EXPANDING VERTEX'S
     COMMERCIAL PRESENCE


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Building Vertex's Commercial Capabilities

       o      Market research

       o      Positioning and messaging

       o      Advertising and promotion

       o      Phase IV clinical programs

       o      Medical education and opinion leader development

       o      Infrastructure to motivate, train and manage a field force


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Assets Supporting our Commercial Activities


       o      Technology platform and track record

       o      Pipeline

       o      Intellectual property estate

       o      World class partnerships

       o      Marketing and market development infrastructure

       o      Financial position



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Financial Strength



Q1 2001 Results
                               March 31, 2001

Total revenue                  $19.1 MM
Total costs and expenses       $27.9 MM
Net loss                       $8.9 MM
Net loss per basic
and diluted share              $0.15
Cash                           $685 MM


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Milestones for 2001


    o      Advance drug candidates in pipeline

    o      Select 5 or more new preclinical drug candidates

    o      Sign additional corporate alliances

    o Expand chemogenomics approach to at least one additional multi-target gene family

    o Acquire complementary capabilities, products and technologies

    o      Continue to build intellectual property estate


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             [GRAPHIC]

Vertex Pharmaceuticals Incorporated




                          Building the
                       Vertex Pharmaceuticals
                              Brand

                     Lynne Brum, Vice President,
                     Corporate Communications and
                         Market Development

                           May 31, 2001

                                Investor Day 2001


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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001

Vertex Pharmaceuticals Incorporated


                       Vertex 2.0:

               At the Forefront of Drug
                Discovery, Development
                and Commercialization

                 Joshua Boger, Ph.D.,
                   Chairman and CEO

                    May 31, 2001

                      Investor Day 2001


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Vertex:  Established Leadership Position


   o      Compelling competitive advantage in drug discovery

   o      Industry leading pipeline

   o      Risk-sharing partnering strategy

   o      Sustainable growth plan


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Maintain and Grow Leadership Position in an Industry Moving Fast and Under Pressure



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Pressures on Big Pharma

Animal Rights
Product Access (AIDS)
Patent Expirations
Medicare Reform
Parallel Imports
Demand from Market
R & D Productivity Crisis
Multiple Class Actions

Source GSK R&D Day



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             [GRAPHIC]

Tectonic Forces in the Pharmaceutical Industry

 o      Pressure on Pharma to produce NCEs and NDAs

          - Existing revenue generation is insufficient to support profits and EPS

 o      Products coming off patent

          - Of $200B in total ww drug sales, approximately $54B* at risk

 o      Pharmaceutical outsourcing

          - On average, biotech has supplied 40% of pharma's late-stage pipelines

 o      Migration of personnel away from big pharma


 *Source: Chase H&Q


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               [GRAPHIC]

Typical Biotechnology Business Models

o Independent: bring drugs to the market alone

o Drug Delivery/Technology: extend product life cycles of big pharma

o Collaborative: form dependent alliances to help in filling pharma's pipelines

  - Tools and platforms
  - Limited capability for product creation: share risk and reward


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      [GRAPHIC]

Tectonic Shifts Underway Create Tension


 Pharma
 o      Low productivity puts pressure on margins

 o      Hunger for new products insatiable

 o      Dependence on biotech lowers margins

 Biotech
 o      Balancing risk and reward makes growth difficult

 o Leverage with pharma low if dependent for all development and commercialization

 o      Margin capture difficult to align with value

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           [GRAPHIC]

Vertex: Robust Business Model

o Competitive advantage in drug discovery
  - Chemogenomics platform is unlocking the opportunities of genomics

o Innovative business model based on a balanced commercial strategy
  - Bring drugs forward independently and with partners
  - Revenue generation from partners and products
  - Strong downstream economics in partnerships
  - Commercial experience
  - Risk sharing builds broader base
  - Sustainable growth strategy


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            [GRAPHIC]

$1.4 Billion in Partner Commitments


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Vertex Drug Candidates Fill Partner Pipelines



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Vertex 1.0:  Classic Structure-Based Design

 o Vertex created a leadership position in innovative and productive drug discovery

          -    Technology integration

          -    Efficient processes

          -    Informed decisions


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             [GRAPHIC]

Vertex 2.0: Re-Creating Drug Discovery


 o Chemogenomics strategy will accelerate drug discovery in gene families

 o Potential to deliver a dramatic and sustained increase in drug discovery output

 o      Integration of new technologies and capabilities


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         [GRAPHIC]

Vertex Drug Discovery Platform

Highly Integrated Approach

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Vertex: Long Distinguished in Biology

     Caspase-1 (ICE) Knockout Mouse

     Capase-1 Controls IL-18


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             [GRAPHIC]

Vertex: Long Distinguished in Biology

    Caspase-9 Knockout Mouse

    ICE Controls IL-18

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            [GRAPHIC]

Vertex Drug Discovery Platform

Highly Integrated Approach


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Integration of New Technologies and Capabilities Enhances
Chemogenomics

 Expanding on Existing Technology Platforms


    o      Incyte Lifeseq Gold Database

             -    Human genome information, reagents and patent access

    o      Deltagen:  DeltaBase(TM)

             - IN VIVO mammalian gene function information on multi-target gene families


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                [GRAPHIC]

Vertex and Aurora:  Driving Drug Discovery


                      Acquisition of Aurora Biosciences

    o Cellular and biochemical assay development and implementation

    o      Cellular markers for proof-of-concept

    o      Target gene families


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          [GRAPHIC]

Outstanding Product Creation Capability

  AURORA
  VERTEX
  COMPETITIVE ADVANTAGE: PRODUCT DEVELOPMENT


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                      [GRPAHIC]

Vertex and Aurora:

Target Classes of Marketed Drugs*


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Expanding Chemogenomics into Multiple Target Classes


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             [GRAPHIC]

The Post-Genomic NCE Machine

  Industry          o Vertex: Chemogenomics, structure-based drug design, multi-
Leading Drug          target gene family drug discovery
  Discovery         o Aurora: Ultra-high-throughput screening, assay development

Complementary       o Vertex and Aurora: Combine scalable approaches to
  Strategy accelerate drug discovery to maximize product creation based on gene families: Big Biology + Chemogenomics

Technological       o Vertex: Gains access to leading biology capabilities in
    Fit               relevant gene families
                    o Aurora: Gains immediate fulfillment of downstream goals of
                      Big Biology initiative

   Common           o Vertex and Aurora: Leader in drug discovery and
   Goals              development: Creating the Post-Genomic NCE Machine


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            [GRAPHIC]

Vertex 2.0: A New Level of Value Creation



Annual Rate of New Drug Candidates


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              [GRAPHIC]

Vertex 2.0: Realizing Pharma's Aspiration


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Gene Family Discovery: Product Vision


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Gene Family Discovery: Long-Term Outlook


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Vertex Competitive Advantage

 The Road from Discovery to Market

 o Partnership strategy will leverage productive drug discovery
        -    Vertex maintains downstream
             economics

 o      Vertex products will be an integral part of pharma pipelines

 o      Vertex will bring drugs to the market independently


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            [GRAPHIC]

   Next:  Re-Creating Drug Development


 o     Present clinical trial process of recent vintage

       - "Safe": 1938

       - First randomized trial: 1948

       - "Safe and effective": 1962

       - Accelerated approval: 1987

 o Present process born of reactive legislation and the science of the last century


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           [GRAPHIC]

  Next:  Re-Creating Drug Development

 o     Clinical proof-of-concept earlier and cheaper

       -     Pharmacodynamic markers

       -     Markers for safety

             o Mechanism-related

             o Metabolism-related

       -     Population modeling

             o Pharmacokinetics/pharmacodynamics

             o Genetic variations

 o Increase benefit/risk ratio with 21st century science -) faster and better drug approvals


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            [GRAPHIC]

Building the Pharma Company of the
New Millennium

o 21st Century Pharma: Vertex

  - Science-based business strategy

  - Bringing chemistry to the genome: CHEMOGENOMICS

  - Focused on unmet medical need

  - Hiring and retaining the very best people

  - Leadership in discovery, development and marketing

  - Absolute integrity


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          [GRAPHIC]

Vertex Pharmaceuticals Incorporated


Vertex 2.0:
At the Forefront of Drug
Discovery, Development
and Commercialization
Joshua Boger, Ph.D.,
Chairman and CEO

May 31, 2001

Investor Day 2001


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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001

         [GRAPHIC]

     Vertex Pharmaceuticals Incorporated



                           Chemogenomics Lab
                           Tour Introduction

                         Mark Murcko, Ph.D.,
                    Chief Technology Officer

                                May 31, 2001



                           Investor Day 2001


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             [GRAPHIC]

 Vertex Drug Discovery: Version 1.0

   Highly Integrated Approach

[Depiction of Vertex's approach to Drug Candidates]

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         [GRAPHIC]

 Vertex 1.0: Distinct Competitive Advantages


 o  Efficient, data-driven processes
    enabled by robust proprietary
    technologies

 o  Ability to solve biologically
    complex problems



   RESULT: ONE MARKETED DRUG AND A BROAD,
           INNOVATIVE CLINICAL PIPELINE


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             [GRAPHIC]

 Vertex 2.0: Maximizing the Value of Genomics

Target Organization
 Therapeutic  Proof of Principle
 Information Extraction


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                    [GRAPHIC]

Maximizing the Value of Genomics:
Target Organization



  o    Vertex Gene Family Approach

       - Information re-use from target to target, based on interactions between drug and target

       - More efficient drug discovery than traditional therapeutic area orientation


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             [GRAPHIC]

Maximizing the Value of Genomics:
Information Extraction


 o     Highly Integrated Platform


       - Maximum amount of information brought to bear on drug discovery as early as possible from as many disciplines as possible


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         [GRAPHIC]

Maximizing the Value of Genomics: Therapeutic Proof-of-Principle


 o Early establishment of clinical activity and key product characteristics

     -    Reduce clinical risk
     -    Feed knowledge back into the drug discovery process


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           [GRAPHIC]

Vertex 2.0: Accelerating New Drug Creation


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              [GRAPHIC]

Proven Drug Discovery in Gene Families

Dehydro-genases, Nuclear Receptors, G-Protein Coupled Recepters, Ion Channels, Fungal Kinases, Kinasis, Tyrosine Phosphatases, Metalla-proteases, Proteases, Caspases, Helicases, Aspartyl Proteases, Serine Proteases, Cysteine Proteases


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          [GRAPHIC]

Organization & Extraction: Kinase Central


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                [GRAPHIC]

Chemogenomics and Vertex R&D Advances


o  Increased integration of biological tools & technologies

   -    Target validation (e.g. Deltagen)

   -    Proteomics

   -    Aurora Biosciences: screening,
        cell biology and automation

   - Therapeutic proof-of-principle in early development (analysis of pharmacodynamic markers)


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          [GRAPHIC]

Aurora Capabilities in Drug Discovery

 o Broadly enabling proprietary technologies in proteomics, cell biology, custom assay development, ultra-HTS, and automation

 o Internal Aurora programs can accelerate Vertex's entry into multiple gene families, including receptors and ion channels

 o     Compound profiling of ADME / tox properties

 o     Experienced scientific team


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        [GRAPHIC]

Robots & Miniaturization:
YET TO MAKE DRUGS ON THEIR OWN ...


 "If you traded in your family
 minivan for a Formula One
 racing car, would your daily
 commute be shortened?"


                  -- Richard Archer,
 Nature Biotechnology 9/99


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          [GRAPHIC]

 ...But in the Right Hands ...


 o      Brian Goldman Ph.D., Modeling
          -    Virtual screening across entire gene families

 o      Martyn Botfield Ph.D., Proteomics
          -    Connecting basic biology to clinical outcomes

 o      Tom Hoock Ph.D., Cell Biology
          -    Fundamental tools to probe biological systems

 o      Paul Caron, Ph.D., Bioinformatics
          -    Integrating information across gene families


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           [GRAPHIC]

Today's Tour Guides


 o     Mark Murcko, Ph.D., Chief Technology Officer, and Nagesh
       Mahanthappa, Business Development

 o     Jonathan Moore, Ph.D., NMR and
       Michael Partridge, Corporate Communications

 o     Scott Raybuck, Ph.D., Enzymology and Michele Karpf, Corporate
       Communications

 o     Mark Namchuk, Ph.D., Enzymology and Katie Burns, Corporate
       Communications


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          [GRAPHIC]

Vertex Pharmaceuticals Incorporated


                    Chemogenomics Lab
                    Tour Introduction

                   Mark Murcko, Ph.D.,
                Chief Technology Officer

                    May 31, 2001

                       Investor Day 2001

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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************



THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001

       [GRAPHIC]

Vertex Pharmaceuticals Incorporated

          Positioning Vertex
        Products for NDA Filing

           John Alam, M.D.
         Senior Vice President
     Drug Evaluation and Approval

             May 31, 2001

                Investor Day 2001


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             [GRAPHIC]

Four Therapeutic Areas; 12 Drug Candidates

         Product           Indication            Dev.         Anticipated Next
                                                 Stage        Step

Infectious Agenerase(R)    HIV                   Market       Full rollout in
Disease                                                       EU
              VX-175       HIV                   Phase III    Complete Phase
                                                              III
              merimempodib HCV                   Phase II     Complete Phase II
              (VX-497)

Cancer        Incel(TM)    MDR                   Phase        Phase III
                                                 III-ready

              VX-853       MDR                   Phase        Complete Phase
                                                 I/II         I/II

Inflammation  VX-148       Autoimmune,antivral   Phase I      Complete Phase I
&             VX-944       Autoimmune,antivral   Preclinical  Complete
Autoimmune                                                    Preclinical
Disease       VX-745       Rheum.                Phase II     Complete Phase II
                           arthritis
                           (RA)
              VX-850 &     Inflammation,         Preclinical  Complete
              VX-702       cardio                             Preclinical
              pralnacasan  RA, OA,               Phase II     Expand Phase II
             (VX-740)      cardio
              VX-765       Inflammation,         Preclinical  Complete
                           cardio                             Preclinical


Neurologitcalimcodar       Diabetic              Phase II     Continue Phase II
Disease                    neuropathy




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               [GRAPHIC]

By End of Next Year, up to 6 Vertex Compounds


Ready to Enter Registration Track for NDA Filing

o VX-175 in HIV

o VX-497 (merimempodib) in hepatitis C

o VX-745 in rheumatoid arthritis

o VX-740 (pralnacasan) in rheumatoid arthritis

o Incel(TM) in cancer

o Timcodar in peripheral neuropathy

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         [GRAPHIC]

Registration Track for NDA Filing


o Clinical studies from Phase IIb through to NDA

o Long-term (LESS THAN 6 month) toxicology studies

o Manufacturing scale up

o Preparation for NDA filing


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             [GRAPHIC]

Small Molecule Drug Development for Chronic
Disease as a Two Stage Process

                              NDA Track
                              o Long term (LESS THAN 6 month)
Pre-NDA Track                   toxicology
                              o Manufacturing scale-up
o Preclinical
                              o Registration (PhaseIIb and
o Chemical synthesis            III) clinical studies
o Formulation
                              o NDA filing
o IND filing
o Clinical studies through
  to demonstration of
  clinical activity in Phase II


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                     [GRAPHIC]

The Hard Work is in Getting Programs to NDA
Track

" ...the real challenge for the industry is in the middle. The middle - going from hits and leads to drugs with proof of concept - is where...you need agility, focus and speed..."

Tachi Yamada, Head of R&D, GlaxoSmithKline
FINANCIAL TIMES, April 2, 2001


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          [GRAPHIC]

 Risk Decreases with NDA Track Activities

       o Modest residual technical risk around long-term safety and Phase III efficacy

              - Majority (70-80%) of technical risk resides in early development

              -      Good Phase III design manages efficacy risk

       o      Success primarily dependent on meeting operational goals

       o Majority of small molecules entering registration track studies achieve NDA filing


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               [GRAPHIC]

6 Vertex Products on or Near NDA Track


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                [GRAPHIC]

Product Pipeline: Infectious Disease



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        [GRAPHIC]

VX-175 (GW433908): Superior Protease
Inhibitor in Phase III for the Treatment of HIV

U.S. Market:          850,000

Competitive Profile:  Compact formulation

Progress:             Phase III trials underway

                      - Phase II data supports
                        BID and QD dosing

                      - Fast-track status by FDA

                      - Projected NDA 2002

Partner:              GlaxoSmithKline


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               [GRAPHIC]

VX-175 (GW433908) Phase III Program

 30001

       o 24-week study of VX-175 BID vs. nelfinavir BID in 200 ART-naive patients (n=100/arm)

 30002

       o 48-week study of VX-175/Ritonavir QD vs. nelfinavir BID in 624 ART -naive patients (n=300/arm)

 30003

       o 48-week study of VX-175/ Ritonavir BID vs. VX-175/ Ritonavir QD vs. Kaletra BID in 300 PI-experienced patients (n=100/arm)


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               [GRAPHIC]

Agenerase/Ritonavir Combination:
Potent Viral Inhibitor for Once-Daily Regimen




Source: R.Wood et al. "Amprenavir (APV) 600mg/ritonavir (RTV) 100mg BID or APV 1200mg/RTV 200mg QD given in combination with abacavir (ABC) and lamivudine
(3TC) maintains efficacy in ART-naive HIV-1 infected adults over 12 weeks (ARV30001)". Presented at the 8th Conference on Retroviruses and Opportunistic Infections, Chicago, IL, February, 2001.


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         [GRAPHIC]

Merimempodib (VX-497): Better Tolerated
Therapy for HCV Patients


U.S. Market:         2.7 million chronically infected

Competitive Profile: Goal: better tolerated IMPDH
                     inhibitor (w/o ribavirin's
                     hemolytic anemia)
Progress:            Phase II IFN-(alpha) combo study
                     completed
                     - Planning for 2001 PEG-IFN combo and
                       pivotal trials
                     - VX-148 in Phase I & VX-944 in
                       preclinical development
                     - Vertex retains worldwide commercial
                       rights


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              [GRAPHIC]

Merimempodib (VX-497) Combination Study
Demonstrates Tolerability and Antiviral Effect

       o      Core portion of study completed

              - 54 patients: IFN alone vs. IFN + 28 days of VX-497 at one of two dose levels

       o      Safety and efficacy data supports further clinical development

              -      Well tolerated; no hemolytic anemia

              - Significant antiviral effect of VX-497 evident by viral kinetic analysis

              - For HCV-RNA analysis, regression analysis demonstrates trend favoring one dose group


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                [GRAPHIC]

In HCV, Longer Duration Studies are Required to Demonstrate Clinical Benefit

o In a 6 week treatment study, addition of ribavirin to interferon had effects on HCV-RNA that are similar to that seen with merimempodib (i.e. statistical trends; Khakhoo et al, BJCP, 1998)

o Ribavirin added to interferon shows clear clinical benefit with 6-12 months of treatment
  - Increases % of patients who are HCV-RNA negative at 6 months of treatment
  - Increases % of patients achieving sustained response (HCV-RNA negative 6 months after end of treatment)


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           [GRAPHIC]

Merimempodib (VX-497): Next Steps in
Hepatitis C

 o Data to be presented at scientific meeting in Fall
 o Planning underway for Phase IIb/III 12 month treatment studies
   - Likely to be in combination with pegylated interferon, pending discussions with investigators and FDA


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              [GRAPHIC]

Product Pipeline: Inflammation & Autoimmune


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                 [GRAPHIC]

VX-745: Provides Oral Therapy for Chronic
Arthritis Patients

U.S. Market:         2.1 million (rheumatoid arthritis)

Competitive Profile: Goal: oral treatment for acute,
                     chronic inflammatory disease

Progress:            Most advanced p38 MAP kinase inhibitor

                     - Pilot Phase II RA study complete
                     - 3 month Phase II study underway
                     - 2nd generation compounds: VX-850 & VX- 702 in
                       preclinical development

Partner:             Kissei (Far East)


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               [GRAPHIC]

Production and Inhibition of IL-1(beta) and TNF(alpha)


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          [GRAPHIC]

Indications for p38 MAP Kinase Inhibitors

A New Class of Orally Deliverable Drugs with Potential to Treat:

o Rheumatoid arthritis
o Osteoarthritis
o Congestive heart failure
o Inflammatory bowel disease
o Infectious diseases


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               [GRAPHIC]

 VX-745: Meets Needs of Large RA Market

       o      6.1 million patients with RA in the seven major markets

       o An estimated 1.2 million patients currently treated with a disease modifying agent (DMARD)

              -      Percent of patients on a DMARD is increasing

       o Clinical results with anti-TNF and IL-1RA validate anti-cytokine strategy

       o      Large unmet need for safer, more effective oral therapies


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            [GRAPHIC]

Effects of VX-745 in Rat Adjuvant Arthritis:
Histologic Score


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         [GRAPHIC]

VX-745 Development Status

       o      6 month repeat dose toxicology completed

       o      Viable formulation

       o Phase I studies in healthy volunteers and pilot 28 day treatment study in RA patients completed in Europe

       o      US IND filed and open; Phase II study in RA underway


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          [GRAPHIC]

TNF and IL-1 Production in Healthy
Volunteers Treated with VX-745


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                   [GRAPHIC]


VX-745 Phase II Study in RA (US)

       o      Randomized, double-blind, placebo-controlled study

       o 135 patients randomized to placebo or one of two VX-745 dose groups

       o      Status: Underway in Q1

Treatment                     Follow-up
12 weeks                      4 weeks

                              Endpoints       Endpoints:
                              ACR 20          ACR 20
                              Tolerability    Tolerability


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                     [GRAPHIC]

Pralnacasan (VX-740): First-in-Class to
Market for Inflammatory Diseases


U.S. Market:         2.1 million (rheumatoid arthritis)

Competitive Profile: First ICE inhibitor in clinic, highly
                     specific, well tolerated in clinic;
                     mechanism allows potential
                     action on multiple cytokines

Progress:            Phase IIa RA study shows definitive
                     signs of specific cytokine-lowering
                     activity
                     - Phase II RA dose response study
                     started late Q1`01
                     - Potential for additional indications:
                     osteoarthritis, heart failure and
                     stroke

Partner:             Aventis


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             [GRAPHIC]

Pralnacasan (VX-740): Rapid Drug Discovery and Development of First ICE Inhibitor

       o      ICE-knockout mice: specific & safe blocker of IL-1(beta) &
              INF(gamma)

       o      Vertex solved X-ray structure first

       o      Rapid design of 36 classes of ICE inhibitors

       o      Broad and strong intellectual property portfolio; patent issued

       o      First ICE inhibitor in clinic: VX-740/HMR 3480/pralnacasan

       o 2nd generation compound, VX-765, in preclinical development; Vertex retains worldwide commercial rights to VX-765


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              [GRAPHIC]

Pralnacasan (VX-740) Clinical Results

 Phase I Trial
       o      Single doses up to 1,000 mg well tolerated

       o      Comfortable drug plasma levels reached

       o      Dose-dependent suppression of EX VIVO IL-1(beta) production

 Phase IIa Trial
       o      28 day treatment in patients with rheumatoid arthritis

       o      Excellent tolerability and plasma drug exposure

       o      Confirmed EX VIVO suppression of IL-1(beta) in patients with RA


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                [GRAPHIC]

Pralnacasan (VX-740): Biochemical
Proof-of-Concept Obtained in the Clinic


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               [GRAPHIC]

Pralnacasan (VX-740) Phase II Study

       o      Randomized, placebo controlled study

       o      250 patients; placebo and two active dose groups

       o      Status: Underway in Q1


  Core Study                       Optional Extension
 12 weeks                                12 weeks
                      |                                    |
                     \ /                                  \ /

                   Endpoints:                           Endpoints:
                     ACR 20                      DMARD/steroid sparing
                   Tolerability                   Disease progression



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          [GRAPHIC]

Pralnacasan (VX-740): Effect Demonstrated in
Preclinical Inflammatory Skin Disease Model

    Oxazolone-Induced Delayed-Type Hypersensitivity:
                   Effect of VX-740



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           [GRAPHIC]

Product Pipeline: Cancer


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                    [GRAPHIC]

Incel-TM-:  Reverses Multidrug Resistance


o Blocks both P-gp and MRP tumor resistance mechanisms seen in many solid tumor cancers; well-tolerated

o Broad Phase II program complete: shows potential to restore tumor sensitivity to chemotherapy

o  License to partner for Phase III development


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               [GRAPHIC]

Product Pipeline: Neurological Disease


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                    [GRAPHIC]

Neurophilin Pharmacology has been Extensively
Studied by Vertex

DISEASE MODELS                                        ENDPOINTS
 Trauma
                                                      Behavioral
 o Spinal cord injury (rat)

 Parkinson's Disease
                                                     Physiological
 o MPTP-induced toxicity (mouse)
 o 6-hydroxydopamine (rat)
                                                       Anatomical
Neuropathy
 o Streptozotocin-induced diabetic neuropathy (rat)
                                                      Quantitative
 o Nerve compression (mouse, rat)
 o Pyridoxine-induced sensory neuropathy (rat)     Clinically relevant




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             [GRAPHIC]

Timcodar Dimesylate: Phase IIa Study


Objective:        Test pharmacokinetics and
                  tolerability

Oral Dosing:      Six dose regimens; 28 days

Participants:     72 patients with diabetic neuropathy

Results:          Safe, well tolerated, with excellent
                  bioavailability and linear
                  pharmacokinetics



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           [GRAPHIC]

Rationale for Innovative Proof-of-Concept
Study

 o Slowly progressive nature and insensitive measures dictate long trials to measure effects on disease progression in PNS disorders

 o Examine new type of endpoint in a pharmacologically-controlled system in man

   - Explore robustness of new endpoint
   - Explore timcodar's effect


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               [GRAPHIC]

Properties of Capsaicin

 o Application under an occlusive dressing denervates epidermal layer

 o Available in a topical 0.075% analgesic cream


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                   [GRAPHIC]

Pilot Study in Healthy Volunteers
at Baseline

 Assessment of Normal Cutaneous Innervation, Using Skin Biopsy






   Nerve data from healthy volunteers, generated by Vertex in 2000


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         [GRAPHIC]

Pilot Study in Healthy Volunteers Given
 Capsaicin

Cutaneous Innervation Following Two Days of Capsaicin Application





    Nerve data from healthy volunteers, generated by Vertex in 2000


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                  [GRAPHIC]

Pilot Study of Healthy Volunteers
Given Capsaicin

     Regeneration of Intra-Epidermal Nerve Fibers (IENF)
                    in Healthy Volunteers


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               [GRAPHIC]

Evaluation of Timcodar Using
Capsaicin Patch

Study Design
o 60 healthy volunteers; 20 per treatment arm
o 3 treatment groups: 2 active dose groups, one placebo group
o Procedures
   o Capsaicin patch x 2 days
   o Skin biopsy of capsaicin and control sites
   o Initiate study drug or placebo (8 weeks timcodar treatment)
   o Sequential skin biopsy
   o Sensory testing, safety and PK
o Status: Underway


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           [GRAPHIC]

The Top Six Clinical Pipeline Goals:
Through End of this Year

VX-175 in HIV:              Conduct Phase III
Merimempodib in HCV:        Finalize and initiate clinical
                            plan through to NDA
Pralnacasan in RA:          Complete Phase II study
VX-745 in RA:               Complete Phase II study
Incel(TM):                  License to partner for Phase III
                            development
Timcodar:                   Complete proof-of-concept
                            study


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                      [GRAPHIC]

The Next Five Clinical Pipeline Goals:
Through to End 2001

VX-148          IMPDH inhibitor     Initiate Phase II study in
                                    autoimmune disease
VX-944          IMPDH inhibitor     Complete preclinical
                                    development
VX-850/702      p38 MAP kinase      Initiate Phase I
                inhibitor           clinical
                                    study
VX-765          ICE inhibitor       Complete preclinical
                                    development
New VX          Various mechanisms  Initiate preclinical
compounds                           development


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               [GRAPHIC]

Four Therapeutic Areas; 12 Drug Candidates

         [GRAPHICS]

Vertex Pharmaceuticals Incorporated



                         Positioning Vertex
                       Products for NDA Filing

                           John Alam, M.D.
                        Senior Vice President
                     Drug Evaluation and Approval

                            May 31, 2001

                                   Investor Day 2001


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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001

           [GRAPHIC]

Vertex Pharmaceuticals Incorporated



                         Medical Potential of
                           Kinase Inhibitors

                           Robert Mashal, M.D.
                           Program Executive

                             May 31, 2001



                             Investor Day 2001


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                    [GRAPHIC]

Presentation Overview


       o      Kinases, Cellular Signaling and Human Disease

       o      Perspective on Kinase Drug Development

       o      Vertex/Novartis Advantages


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                         [GRAPHIC]

Why Kinases, Why Now, Why Us

       o      Kinases , cellular signaling and human disease

              - We have known for quite some time that kinases are important in many pathways in human disease

       o      Perspective on kinase drug development

              - Historical concerns regarding drug specificity and toxicity have largely been dispelled

       o      Vertex/Novartis advantages

              -      Chemogenomics and structure based design
              -      Proven expertise in kinase inhibitor development


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                      [GRAPHIC]

What is a Kinase?


       o A kinase is an enzyme which puts a phosphate group on another molecule, usually a protein

              -      Phosphate comes from ATP


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              [GRAPHIC]

Kinases Mediate Multiple Cell Signal Types

Kinase Cascade                        Indication for Kinase Inhibitor

o Growth factors                      o Cancer

o Angiogenesis                        o Transplantation/autoimmune

o Cell cycle                          o Diabetes

o T Cells                             o Heart failure

o Insulin effects on blood sugar      o MI/stroke

o Adrenaline action                   o Arthritis/asthma

o Survival                            o Anti-infectives

o Inflammation

o Bacterial/fungal viability


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         [GRAPHIC]

2000 Total Worldwide Drug Sales - $354B


 Cardiovascular    $78B
 Anti infective    $60B
 Asthma/COPD       $29B
 Antiinflammatory/ $20B
 Autoimmune
 Anti Cancer       $19B
 Diabetes          $14B
 other             $134B



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Kinases are a Rich Family for Drug Discovery


 o - 500 Kinases in the human genome
   - Expect Less than or equal to 10% will be viable drug targets
 o Play central role in most major diseases
 o Common feature kinase domain
   - Amenable to parallel chemogenomic discovery approach
   - Structural insights key to specificity


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                  [GRAPHIC]

Kinases Mediate Cellular Signaling Events


    o Multiple kinases form overlapping signaling cascades

    o Signal amplified as it travels downstream

    o Multiple pathways involved in major human diseases


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                 [GRAPHIC]

A Representative Kinase Cascade


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 Kinases Play Key Role in Cancer

o Over the next few years, most kinase
  inhibitors will be developed in cancer

o Kinases play key role in processes
  central to tumor growth
  - Growth factor signaling cascades
  - Cell cycle regulation
  - Vasculogenesis/Angiogenesis
o Successful drugs which target kinases
  - Herceptin: Her-2/erbB2 growth factor receptor
  - Gleevec: ABL (CML) and C-KIT receptor (GI stromal tumors)
  - Iressa/OSI -774/IMC-C225: Epidermal growth factor receptor


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                  [GRAPHIC]

 Molecularly Targeted Therapy in Cancer

o  Historical cancer therapy
   - Surgery, XRT, chemotherapy (slash, burn and poison)
   - Not specific for the cancer cell
o  Molecularly targeted therapy
   - Many proteins subject to genetic alteration in cancer
   - Hitting these targets shrinks tumors with     fewer
     side effects (Herceptin, Gleevec, Iressa/OSI-774)
   - Tip of the iceberg; lots of additional kinases specifically altered in tumor cells


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                [GRAPHIC]

Gleevec: An Example of the New Treatment
Paradigm

 "This new drug, we believe, is the picture of the future of cancer treatment"

              - Richard Klausner, M.D.
                Director, National Cancer Institute
                May 11, 2001,
                WALL STREET JOURNAL


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               [GRAPHIC]

 Molecularly Targeted Therapy in CML

o  Gleevex (ST1571) is a specific inhibitor of the abl tyrosine kinase
o  In CML chronic phase

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           [GRAPHIC]

Multiple Kinase Pathways Represent Potential Points of
Attack in Cancer

 o Directly target the cancer cell
   - Growth factor/Survival signaling pathways
      o Ras pathway
      o PI3K
   - Cell cycle regulation
   - Metastatic capability
 o Target the cancer cell's environment
   - Vasculogenesis/Angiogenesis


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          [GRAPHIC]

Kinases and the Cell Cycle



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                [GRAPHIC]

Vertex Cell Cycle Kinase Inhibitor Blocks Cell Division

                Control     Vertex Kinase Inhibitor




    Tubulin Assembly


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              [GRAPHIC]

Cell Environment: Vasculogenesis and
Angiogenesis


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              [GRAPHIC]

 Multiple Kinases Drive Angiogenesis

 Multiple Kinase Knockouts Show Loss of Angiogenesis


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Restenosis: A Significant Clinical Problem

                [GRAPHIC]

     o LESS THAN 700,000 coronary revascularization procedures per year
     o Restenosis results from smooth muscle cell migration and proliferation
     o Restenosis rate ranges from 20-40% for all procedures
     o ~ $2 billion/year spent on health care costs associated with treatment of restenosis


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              [GRAPHIC]

Kinases and Cell Migration/Proliferation


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                   [GRAPHIC]

Vertex Kinase Inhibitor Blocks VSMC Migration and Growth



       Cell Migration          Cell Proliferation


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                                   [GRAPHIC]

Kinases and Cell Death/Apoptosis


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                  [GRAPHIC]

Vertex Apoptotic Kinase Inhibitors Prevent
Cell Death


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                [GRAPHIC]

Historic (Mythical) Perspective in Kinase
Drug Development

 o Specificity

   - Kinases are so closely related you can't make a specific inhibitor

   -      The lack of specificity will lead to undue toxicity


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          [GRAPHIC]

The Specificity Myth

VX-745: a highly specific inhibitor of p38 MAP kinase, a member of a closely related kinase subfamily


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                      [GRAPHIC]

Vertex and Novartis Will be Successful in Kinase Discovery and
Development

       o      Leading edge discovery technology

              -      Structure-based design

              -      Chemogenomic approach

       o      Strong track record in kinase drug discovery

       o      Committed partner with proven expertise/assets

              -      First small molecule kinase inhibitor to market

              -      Clinical development and marketing infrastructure

              -      Large investments in proteomics/target validation


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                   [GRAPHIC]

       Large Opportunity Remains for Committed Players



Kinase Targets with Inhibitors in Clinical Development: 2001

       Vertex

       Other companies

       Kinases for which no one has a drug in development

            [GRAPHIC]

Conclusions


       o      Kinases are excellent targets in large markets

       o Next decade will see the introduction of multiple compounds with blockbuster potential

       o Vertex/Novartis positioned to become a dominant player in the field

              -      New drugs for patients

              -      Revenues, profits, and value for you, our shareholders


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Vertex Pharmaceuticals Incorporated



                         Medical Potential of
                          Kinase Inhibitors

                           Robert Mashal, M.D.
                           Program Executive

                             May 31, 2001



                             Investor Day 2001



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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001

               [GRAPHIC]

Vertex Pharmaceuticals Incorporated


                             Chemogenomics:
                            Accelerating Vertex
                           Research Productivity

                            John Thomson, Ph.D.,
                          Vice President, Research


                               May 31, 2001


                                Investor Day 2001


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             [GRAPHIC]

2001 Vertex Research Progress

      o      Pipeline

               -    5 or more new drug candidates anticipated

      o      The Kinase Family

               -    On track to deliver to Novartis

               -    Refining the chemogenomics process

      o      New Directions

               -    Adding new tools

               -    Moving rapidly into additional gene families



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           [GRAPHIC]

Vertex Research Pipeline:
5 or More New Drug Candidates in 2001

Molecular Target              Potential Disease                Partner
                                 Indications

Kinases                       Epilepsy, Stroke                 Novartis
Kinases                       Cancer, Autoimmune               Novartis
Kinases                       Diabetes, Inflammation           Novartis
Caspases                      Neuro diseases                   Taisho / Serono
Caspases                      Cardio diseases                  Taisho / Serono
HCV Protease                  HCV                              Eli Lilly
HIV Protease                  HIV                              GSK
Bacterial Gyrase              Bacterial infections
Neurophilins                  CNS                              Schering AG


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               [GRAPHIC]

Kinases: Lynchpins in Cellular Communication


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             [GRAPHIC]

Vertex Kinase Program

  Strong Progress Towards Several Drug Candidates

  o      Potent, drug-like compounds in multiple therapeutic models
           - Potential application in stroke, cancer, inflammation, diabetes and more

  o Strong biological results driving target validation and selection


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            [GRAPHIC]

Vertex Kinase Inhibitor Kills Cancer Cells

  Taxol-Like and Non-Taxol-Like Activities IN VITRO


 o     Kinase
       inhibitors block
       tubulin assembly
       (Taxol-like
       activity) and
       chromatin
       condensation


 o     Blocks
       mitosis
       (cell
       division)
       at G2/M


 o     Leads to cell death


 o     Shown in multiple
       cancer cell lines


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             [GRAPHIC]

Vertex Identifies Novel Kinase as
Anti-Angiogenesis Target


       o      Kinase KO disrupts angiogenesis & causes embryonic lethality

       o      Novel point of intervention in a validated pathway

       o      Relevance in cancer, diabetic retinopathy, and other diseases


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              [GRAPHIC]

Industrializing Structure Determination
To Accelerate Drug Design:  CASE STUDY GSK(BETA)




            This slide intentionally left blank


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                 [GRAPHIC]

Vertex Kinase Inhibitor Reduces Glucose Levels in Diabetic Mouse



o     Compounds improve blood
      glucose disposal profile

o     Compound effects show
      dose-responsiveness

o     Magnitude of effect
      comparable to troglitazone
      in a related mouse model


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        [GRAPHIC]

What Are Caspases?


       o Caspases are a multigene family whose members play a central role in inflammation and programmed cell death



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Human Diseases Involving Apoptosis

o Neurodegenerative Diseases                  o      Others
-  Stroke                                           -Alopecia
-  TBI/Spinal cord injury                           -Anemia
-  Alzheimer's disease                              -Burns
-  Parkinson's disease                              -Cancer
-  Huntington's disease                             -Gastric ulcers
-  Multiple sclerosis                               -Infections
-  Amyotrophic lateral sclerosis                        -HIV
                                                        -Sepsis
                                                        -Parasites
o Cardiovascular Disease
                                                    -Transplant
-  Myocardial ischemia
                                                    -Pancreatitis
-  Congestive heart failure
                                                    -Muscular dystrophy


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            [GRAPHIC]

   Vertex Caspase Program


 o     Major market opportunity in acute myocardial and neurological conditions: LESS THAN 2M patients per year in U.S.

 o     Patents issued or filed on LESS THAN 36 scaffold classes

 o     3-D structures of LESS THAN 50 inhibitor complexes

 o Results in therapeutic models now driving selection of drug candidates


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[GRAPHIC]

Vertex Caspase Inhibitor Improves Survival in a
Model of Organ Failure

 o     Model for organ failure,
       relevant to multiple
       therapeutic areas (e.g.
       sepsis and fulminant liver
       distress)

 o     Vertex compounds increase
       survival in cells and
       animals


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            [GRAPHIC]

Vertex Bacterial Gyrase B Program

  Major Clinical Opportunity

  o      Clinically validated target

         -    $21B market

         -    $4B held by fluoroquinolones (inhibitors of Gyrase A)

         -    Expect less resistance targeting Gyrase B (ATPase)

  o 30-50% of S. AUREUS isolates resistant to methicillin in U.S.*


         * CDC estimates, 1994-1999


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            [GRAPHIC]

Vertex Gyrase B Inhibitors are Antibacterial for Gram Positives and Negatives



o      Structural insights driving creation of novel, patentable scaffolds

o      Multiple compounds with similar enzyme potency to Novobiocin

o      Positive results VS. E.COLI and clinical S. AUREUS


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          [GRAPHIC]

Vertex Hepatitis C Virus Protease Program


o More than 2.7MM chronically infected with HCV in U.S.

o More effective, less toxic therapies needed

o Major opportunity for direct antiviral targeting

o Highly challenging target for drug discovery


 o     HCV protease in complex with a
       peptidyl inhibitor
         -     Flat active site surface
         -     Few binding pockets


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             [GRAPHIC]

     HCV Protease Inhibitors


 o     LESS THAN 40 Inhibitor structures solved

 o     Multiple classes of proprietary lead compounds

 o     Good IN VITRO & cellular potency

 o     Good oral bioavailability

 o     Favorable PK (liver & plasma exposure)

 o     Preclinical toxicological studies underway


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            [GRAPHIC]

Vertex Compounds Are Potent in Surrogate Cellular HCV Replication
Assay

 o     Dose-proportionality
       up to
       100 mg/kg

 o     Promising PK for
       convenient oral dosing


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              [GRAPHIC]

Vertex 1.0: Drug Design Track Record, 1989-1998


Year    Drug Candidate     Program

1993    Agenerase(R)       HIV Protease
1993    Incel(TM)          MDR
1994    VX-853             MDR
1996    VX-740             ICE
1996    VX-497             IMPDH
1998    VX-745             p38 MAP Kinase
1998    timcodar           Neuro
1998    VX-175 (GW433908)  HIV Protease


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                     [GRAPHIC]

Vertex 2.0:  Massively Parallel Drug Design

  Targeting Protein Families


Genomic           Vertex Proprietary                       Result
Information       Technology and Approach             o Better drugs faster
                  o Structural biology
                  o Bioinformatics
                  o Computational chemistry


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             [GRAPHIC]

Vertex's Chemogenomics Strategy


 o     ALL POSSIBLE DRUGS AGAINST ALL POSSIBLE
       DRUG TARGETS

 o       High efficiency
         parallel drug design

 o     Hundreds of targets in
       multiple gene families

 o     Establishment of dominant PRODUCT
       patent positions

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             [GRAPHIC]

Chemogenomics is Increasing Research Output



ANNUAL RATE OF NEW DRUG CANDIDATES


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              [GRAPHIC]

Vertex & Novartis - $800M Kinase Alliance (May 2000)
Key Deliverable:  Drug Candidates


                   NOVARTIS
 o     Eight NCE's (VXs) with
       "proof-of-concept"
 o     Integrated Vertex discovery
       effort

                   VERTEX
 o     $800M pre-commercial payments
 o     Strong downstream partner
 o     Retained technology, product patents
 o     Royalties and co-promotion


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             [GRAPHIC]

     Measuring Output in Kinase Research

  Key Advances During First Year of Collaboration



 o     Transforming Vertex research organization

 o     Mapping kinase space

 o     Strong chemistry & IP progress

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               [GRAPHIC]

   Kinase Program Ramp-up on Schedule


 o Aggressive hiring of the best people in a highly competitive market

            -   On target for 160+ scientists in 2001

 o     New organizational models introduced

 o     Culture of innovation maintained amid rapid growth

 o     Smooth integration has maintained research momentum



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                 [GRAPHIC]

Vertex Drug Discovery Platform: 1.0

Highly Integrated Approach


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                 [GRAPHIC]

Vertex 2.0: Gene Family Research Structure


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           [GRAPHIC]

Defining Chemical Space is Critical


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           [GRAPHIC]

Mapping the Kinase Universe

Each "cluster" contains:

-)  Target(s)  with a strong therapeutic rationale
-)  Structural similarities


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Navigating Kinase Space


Gene Family Map:
-) Guides chemical scaffold
   re-use
-) Constantly evolving with
   with new information


UNDERSTANDING THE INTERSECTION BETWEEN
KINASE ACTIVE SITE SPACE AND DRUG SPACE


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          [GRAPHIC]

Mapping the Kinase Universe


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             [GRAPHIC]

Broadly Applicable Intellectual Property


 o     U.S. 6,162,613

         -     Covers use of genetically mutated
               targets for use in drug discovery

         -     Reduces need to clone and express
               wild-type targets


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               [GRAPHIC]

Conquering Kinase Space


 o      LESS THAN 200 kinase/inhibitor
        structures solved


 o      Patent filings covering LESS THAN 100
        distinct, active drug scaffolds


 o      Structures and chemical classes
        explore 80% of kinase space


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              [GRAPHIC]

Exploring Parallel Universes...


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              [GRAPHIC]

Protease Inhibitors:  A Major Research,
Development and Commercial Opportunity


o     Protease drugs today sell LESS THAN $9
      billion but target only two
      proteases

o     400+ human protease genes

o     Implicated in many diseases
o     Involved in many biological pathways

o     LESS THAN 300 research programs
      targeting proteases throughout
      the industry, across all
      therapeutic areas


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                  [GRAPHIC]

Proteases Offer Rich Opportunities for Therapeutic Intervention -
Some Examples

Target                    Protease Class   Indication                        Prevalence*
Endothelin                Metallo          Hypertension                      125 MM
Converting Enzyme

HSV Protease              Serine           Viral Disease                     115 MM
Cathepsin K               Cysteine         Osteoporosis                      50 MM

DP4                       Serine           Diabetes                          25 MM

Beta-Secretase            Aspartyl         Alzheimer's Disease               15 MM
ACE/ACE3                  Metallo          Congestive Heart Failure          12 MM
TACE                      Metallo          Rheumatoid Arthritis              6 MM
C3 Convertase             Metallo          Rheumatoid Arthritis              6 MM

                  Current estimated worldwide patient numbers.


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                       [GRAPHIC]

Vertex Has a Proven Track Record in Protease Small Molecule Drug
Discovery


Cysteine proteases
   -    ICE: $206M Aventis collaboration
        pralnacasan in Phase II; VX-765
        preclinical
   -    CASPASES: $138M Taisho/Serono collaborations
Aspartyl proteases
   -    HIV: $69M GSK /Kissei collaborations
        Agenerase(R)launched; GW433908 in Phase III
Serine proteases
   -    HCV: $51M Lilly collaboration


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                  [GRAPHIC]

Mapping the Protease Universe

 o Proteases clustered in multiple dimensions
   - Not just active site homologies
 o Each cluster contains:
   - Targets with strong therapeutic rationale
   - Opportunities for scaffold re-use, morphing


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                  [GRAPHIC]

     3-Dimensional Structure of Beta Secretase

Major Novel Target in Protease Gene Family
      o     Highly competitive area of research

      o     Application in the treatment of Alzheimer's disease

      o Vertex structural insights driving identification of potent compounds


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                 [GRAPHIC]

Long-Term Goal: Expand Chemogenomics into Multiple Target Classes


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                     [GRAPHIC]

Aurora Targets, Screens and Therapeutic Areas

25 Targets, 10 screens
Cardiovascular, CNS, pain, cystic fibrosis

100 Targets, 20 screens
CNS, inflammation, pain, antimicrobial

100 Targets, 30 screens
Cancer, inflammation, neurodegenerative

15 Targets, 8 screens
Cancer, immune, metabolism


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                  [GRAPHIC]

Gene Family Discovery: Product Vision

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Vertex Pharmaceuticals Incorporated




                        Chemogenomics:
                     Accelerating Vertex
                    Research Productivity

                     John Thomson, Ph.D.,
                   Vice President, Research

                         May 31, 2001


                        Investor Day 2001


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                     **************************************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139,
Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                     **************************************